BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is April 23, 2013

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	April 23, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (the “Company”) announces new team members.

5. Full Description of Material Change

The Company announces the appointments of Robert L. Chapman as President of the Company and Joanne C. Jobin as Vice President, Investor Relations effective immediately.

Mr. Chapman, an accomplished financial and business development executive, brings 32 years of mining experience with some of the world’s leading natural resource and engineering companies to Veris Gold. In his role as President he will lead the corporate management team and assist with the Company’s business development strategy while also leading the Company’s Elko, Nevada based mining and production teams at the gold producing property, Jerritt Canyon.

For the past two years Mr. Chapman has assisted the Company in Corporate Development activities including the development of a strategic growth plan. Previous to that he worked for Newmont Mining Corp. serving as the Regional Vice President, Apollo Gold Inc. as the Vice President and Chief Financial Officer, Knight Piesold & Co. as the Chief Financial Officer and Barrick Goldstrike Mines Inc. also in the capacity of Chief Financial Officer. In addition to these positions, Mr. Chapman has also run a successful mining/financial consulting business with clients from the State of Alaska, St. Augustine Copper & Gold Corp. and Russell Mining Corp.

Mr. Chapman graduated from Idaho State University with a Bachelor of Science, Accounting and is a licensed CPA.

On his appointment, Mr. Chapman stated, “I am excited to accept this new role at the Company as we enter into a dynamic growth phase at Jerritt Canyon. I plan on bringing in the kind of leadership that will actively work with our employees and management team to create a stable and safe workplace. We will review our strategic plan and insure that resources are available to meet and exceed our growth expectations. Having lived in the Elko area most of my life, the success of the mining industry and our employees is very important to me.”

Francois Marland, Executive Chairman commented, “We are very pleased to welcome Mr. Chapman to our senior leadership team and look forward to working together with him to grow our operations at Jerritt Canyon. We believe his extensive background in mining and finance in Nevada will be an invaluable asset to this growth and he will lead significant improvements at Jerritt Canyon.”

The Company is also is pleased to announce the appointment of Joanne C. Jobin as Vice President, Investor Relations.

Ms. Jobin brings over 25 years of Investor Relations experience to Veris Gold. She began her career in the fledgling investor relations industry in 1987 with Barrick Gold, where she worked to develop its early IR and marketing programs. Since then she has worked in the natural resources sector and managed the investor relations, corporate affairs and communications programs for a number of publicly traded companies, including J.P. Morgan & Co. (Canada), Canadian Tire Corporation, HEPCOE Credit Union, IAMGOLD Corporation, Noront Resources and Excellon Resources. She also co-founded The FIRM and founded IR.INC, international investor relations marketing companies focused on the natural resource sectors.

Ms. Jobin, who is well-known in the investment community, will be an important asset in identifying future business opportunities deemed beneficial to the Company, determining the Company’s rebranding and marketing strategies, and identifying key target audiences.

Shaun Heinrichs, Co-CEO and CFO commented, “We believe Ms. Jobin will be a valuable addition to the Veris Gold team and look forward to her contributions in the near future.”

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Shaun Heinrichs/Randy Reichert, Co-CEOs
Bus. Tel:	(604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 23rd day of April, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO